UNITED STATES OF AMERICA
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K
[x] ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE
SECURITIES EXCHANGE ACT OF 1934
For the Fiscal Year Ended December 31, 2006 and 2005
OR
[   ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934
COMMISSION FILE NUMBER 1-11846

A.       Full title of the Plan:
APTARGROUP, INC. PROFIT
SHARING AND SAVINGS PLAN
B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
APTARGROUP, INC.
475 West Terra Cotta Avenue, Suite E
Crystal Lake, Illinois 60014
Telephone: (815) 477-0424

APTARGROUP, INC.
PROFIT SHARING AND SAVINGS PLAN
INDEX TO FINANCIAL STATEMENTS AND SCHEDULE

Page

Financial Statements:

Report of Independent Registered Public Accounting Firm	1

Statements of Net Assets Available for Benefits, at December 31, 2006 and 2005	2

Statement of Changes in Net Assets Available for Benefits, for the Year Ended December 31, 2006	3

Notes to Financial Statements	4-12

Supplemental Schedule:

Schedule of Assets (Held at End of Year) at December 31, 2006 (Schedule H, Line 4i)	13

Signature	15

Consent of Independent Registered Public Accounting Firm
Consent
Note: All other schedules of additional financial information required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 (ERISA) have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Employee Benefits Administrative Committee
AptarGroup, Inc. Profit Sharing and Savings Plan
Crystal Lake, Illinois
We have audited the accompanying statements of net assets available for benefits of the AptarGroup, Inc. Profit Sharing and Savings Plan (the “Plan”) as of December 31, 2006 and 2005, and the related statement of changes in net assets available for benefits for the year ended December 31, 2006. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2006 and 2005, and the changes in net assets available for benefits for the year ended December 31, 2006 in conformity with U.S. generally accepted accounting principles.
Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic 2006 financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic 2006 financial statements taken as a whole.

/s/ Crowe Chizek and Company LLC
Crowe Chizek and Company LLC
Oak Brook, Illinois
June 26, 2007

APTARGROUP, INC.
PROFIT SHARING AND SAVINGS PLAN
STATEMENTS OF NET ASSETS AVAILABLE
FOR BENEFITS
AT DECEMBER 31, 2006 AND 2005

	2006	2005
Assets:
Investments, at fair value (Note 7)	$88,440,304	$79,020,675

Contributions receivable:
Participant	187,072	150,903
Employer	61,481	53,263

Other receivables: unsettled trades	787,685	8,953

Total receivables	1,036,238	213,119

Total Assets	89,476,542	79,233,794

Net assets available for benefits	$89,476,542	$79,233,794

The accompanying notes are an integral part of these statements.

APTARGROUP, INC.
PROFIT SHARING AND SAVINGS PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE
FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 2006

Additions to net assets attributed to:

Income from investments:

Net depreciation in fair value of investments (Note 7)	$(2,370,159)
Dividends	10,268,697
Interest	111,538

Total investment income	8,010,076

Contributions:
Participant	5,132,239
Employer	1,612,625

Total contributions	6,744,864

Total additions	14,754,940

Deductions from net assets attributed to:

Benefits paid to participants	4,467,119
Administrative expenses	45,073

Total deductions	4,512,192

Net increase in net assets available for benefits for the year	10,242,748

Net assets available for benefits, beginning of the year	79,233,794

Net assets available for benefits, end of the year	$89,476,542

The accompanying notes are an integral part of these statements.

APTARGROUP, INC.
PROFIT SHARING AND SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2006 AND 2005
NOTE 1 – DESCRIPTION OF THE PLAN
The following description of the AptarGroup, Inc. Profit Sharing and Savings Plan (the “Plan”) provides only general information. Participants should refer to the plan document for a more complete description of the Plan’s provisions.
The Plan, established on April 22, 1993, is a participant-directed defined contribution plan which covers eligible full-time and part-time non-union employees of AptarGroup, Inc. and certain of its subsidiaries (the “Company” or the “Employer”). The Plan is administered by a committee appointed by the Company, consisting of Company employees.
A participant (“Participant” or “Participants”) is a full-time employee who becomes eligible to participate on the first day of the month following 30 days of service, or a part-time employee who becomes eligible to participate after completion of 1000 hours of service in any consecutive twelve-month period. Participation is elective and is exercised by means of authorizing contributions of salary to the Plan of not less than 1 percent and not more than 25 percent of earnings (subject to Internal Revenue Code (“IRC”) limitations). Participants’ earnings are generally defined as total compensation for services rendered to the Employer. Participants may elect to suspend their contributions at any time. Eligible employees will not share in any Employer contributions for any period in which they voluntarily suspend their contributions or do not participate in the Plan. Active participation can be elected again on the next regular enrollment date.
Contributions
The amount of Employer contributions is determined annually by the Employer on a discretionary basis. Such contributions are computed as a matching percentage of each Participant’s contribution within specified limits. The Company matched 50% of Participant contributions up to the first 6%, plus an additional discretionary contribution for the year ended December 31, 2006.
Plan Investments
Fidelity Management Trust Company (the “Trustee”) is the trustee for the Plan. Participants may direct their contributions and the employer matching contribution to any combination of the following investment options which includes the following investment funds (the “Trust”) available to Participants:
Retirement Government Money Market Portfolio - Assets included in this fund are invested in U.S. government securities and repurchase agreements for those securities. The goal of this fund is to preserve a level of current income as is consistent with the security of principal and liquidity.

APTARGROUP, INC.
PROFIT SHARING AND SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2006 AND 2005
Fidelity Magellan Fund - Assets included in this fund are primarily invested in common stock and securities of domestic and foreign issuers with the intention of seeking capital appreciation.
Fidelity Managed Income Portfolio - Assets included in this fund are primarily invested in investment contracts issued by insurance companies and other financial institutions, and in fixed income securities. The goal of this fund is to preserve a principal investment while earning interest income.
Fidelity Growth and Income Portfolio - Assets included in this fund are normally invested in common stock with a focus on those that pay current dividends and show potential for capital appreciation. The goal of this fund is to provide high total return through a combination of current income and capital appreciation.
Fidelity Diversified International Fund - The fund primarily invests in common stock of foreign securities. Foreign investments involve greater risk and may offer greater potential returns than U.S. investments. The goal of this fund is to provide capital growth.
Fidelity Asset Manager Fund - Assets included in this fund are invested in all basic types of U.S. and foreign investments including, but not limited to: stocks, bonds, and short-term and money market instruments. The goal of this fund is to provide high total return with reduced risk over the long term.
Fidelity Small Cap Independence Fund - The fund normally invests at least 80% of total assets in securities of companies with small market capitalizations. The fund may invest in securities of domestic and foreign issuers. The goal of the fund is to provide capital appreciation.
PIMCO Total Return Fund Administrative Class - The fund invests in all types of bonds, including U.S. government, corporate, mortgage and foreign. While the fund maintains an average portfolio duration of three to six years, investments may also include short-and long-maturity bonds. The goal of this fund is to provide high total return that exceeds general bond market indices.
AptarGroup, Inc. Stock Fund - Assets included in this fund are invested in the common stock of the Employer or its affiliate. Performance of this fund is directly tied to the performance of the Company as well as to that of the stock market as a whole. The goal of the fund is to increase the value of the investment over the long term by investing in the stock of the Employer or its affiliate.
Fidelity Freedom Income Fund - The fund primarily invests in short-term funds (40%), in investment grade fixed income funds (39%), in domestic equity funds (20%) and in high yield fixed income funds (1%). The goal of the fund is to provide high current income and, as a secondary objective, some capital appreciation for those already in retirement.

APTARGROUP, INC.
PROFIT SHARING AND SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2006 AND 2005
Fidelity Freedom 2000 Fund - The fund primarily invests in Fidelity short-term mutual funds (40%), in investment grade fixed income funds (36%), in domestic equity funds (23%) and in high yield fixed income funds (1%). The goal of the fund is to provide high total return until its target retirement date. Thereafter the fund’s objective will be to seek high current income and, as a secondary objective, capital appreciation.
Fidelity Freedom 2005 Fund - The fund primarily invests in domestic equity funds (40%), in investment grade fixed income funds (38%), in Fidelity short-term mutual funds (12%), in international equity funds (5%) and in high yield fixed income funds (5%). The goal of the fund is to provide high total return until its target retirement date. Thereafter the fund’s objective will be to seek high current income and, as a secondary objective, capital appreciation.
Fidelity Freedom 2010 Fund - The fund primarily invests in domestic equity funds (41%), in investment grade fixed income funds (40%), in Fidelity short-term mutual funds (9%), in international equity funds (5%) and in high yield fixed income funds (5%). The goal of the fund is to provide high total return until its target retirement date. Thereafter the fund’s objective will be to seek high current income and, as a secondary objective, capital appreciation.
Fidelity Freedom 2015 Fund - The fund primarily invests in domestic equity funds (51%), in investment grade fixed income funds (30%), in international equity funds (9%), in high yield fixed income funds (7%) and in Fidelity short-term mutual funds (3%). The goal of the fund is to provide high total return until its target retirement date. Thereafter the fund’s objective will be to seek high current income and, as a secondary objective, capital appreciation.
Fidelity Freedom 2020 Fund - The fund primarily invests in domestic equity funds (59%), in investment grade fixed income funds (23%), in international equity funds (10%) and in high yield fixed income funds (8%). The goal of the fund is to provide high total return until its target retirement date. Thereafter the fund’s objective will be to seek high current income and, as a secondary objective, capital appreciation.
Fidelity Freedom 2025 Fund - The fund primarily invests in domestic equity funds (64%), in investment grade fixed income funds (18%), in international equity funds (11%) and in high yield fixed income funds (7%). The goal of the fund is to provide high total return until its target retirement date. Thereafter the fund’s objective will be to seek high current income and, as a secondary objective, capital appreciation.
Fidelity Freedom 2030 Fund - The fund primarily invests in domestic equity funds (70%), in international equity funds (13%), in investment grade fixed income funds (10%) and in high yield fixed income funds (7%). The goal of the fund is to provide high total return until its target retirement date. Thereafter the fund’s objective will be to seek high current income and, as a secondary objective, capital appreciation.

APTARGROUP, INC.
PROFIT SHARING AND SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2006 AND 2005
Fidelity Freedom 2035 Fund - The fund primarily invests in domestic equity funds (70%), in international equity funds (14%), in investment grade fixed income funds (8%) and in high yield fixed income funds (8%). The goal of the fund is to provide high total return until its target retirement date. Thereafter the fund’s objective will be to seek high current income and, as a secondary objective, capital appreciation.
Fidelity Freedom 2040 Fund - The fund primarily invests in domestic equity funds (70%), in international equity funds (15%), in high yield fixed income funds (10%) and in investment grade fixed income funds (5%). The goal of the fund is to provide high total return until its target retirement date. Thereafter the fund’s objective will be to seek high current income and, as a secondary objective, capital appreciation.
Participant Accounts
A Participant may elect to transfer certain portions of his or her account in the Plan from one fund to another up to twelve times per year subject to certain restrictions between the Retirement Government Money Market Fund and Managed Income Fund. Each participant’s account is credited with contributions and an allocation of plan earnings, and reduced for benefit payments and certain administrative expenses. Plan earnings are determined and credited to each participant’s account on a daily basis in accordance with the proportion of a participant’s account to all accounts.
Vesting
Each Participant is fully vested in his or her contributions and related earnings at all times. Vesting of the Employer contribution account occurs at the rate of 20 percent per year of service on a cumulative basis for each year of service with a participating Employer. Participants may elect to receive vested benefits in the form of a lump-sum distribution, installment payments, or a combination of these forms, or a direct transfer to an eligible retirement plan. While employed, in the event of hardship, participants may withdraw a portion of their vested account balances as defined by the Plan. Upon withdrawal from the Plan, the Participant will receive the amount of his or her contributions plus the vested portion of his or her Employer contributions. When a Participant terminates employment for any reason other than retirement after age 65, death or disability, the nonvested amounts of the Employer contributions will be forfeited and used to reduce future contributions of the Employer. The amount of such forfeitures available to reduce future contributions of the Employer was $64,728 and $70,087 as of December 31, 2006 and 2005, respectively. Nonvested amounts for Participants who terminate employment for any reason other than retirement after age 65, death or disability, will be reinstated if reemployment by the Employer occurs prior to incurring five consecutive one year breaks in service as defined by the Plan agreement.

APTARGROUP, INC.
PROFIT SHARING AND SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2006 AND 2005
Participant Loans
The Plan provides that a Participant may, for specified reasons, borrow from the Plan an amount not to exceed the lesser of 50 percent of the Participant’s vested account balance or $50,000. Each Participant loan is evidenced by a note and is considered an investment to that Participant’s respective account. Each Participant note carries an interest rate equal to the prime rate plus one percent (loans opened during the year ended December 31, 2006 had interest rates on outstanding notes ranging from 8.25% to 9.25%) charged by the Trustee on the date of the loan, and repayment occurs through payroll withholding over a period not to exceed 60 months.
NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Basis of Accounting
The financial statements of the Plan have been prepared on the accrual basis of accounting.
Valuation of Investments
The Plan’s investments are stated at fair value. Investments in mutual funds and common stock are stated at current quoted market prices in actively traded markets. Investments in participant loans and money market funds are valued at cost, which approximates fair value. The fair value of the Plan’s interest in the Fidelity Managed Income Portfolio is determined by the Trustee, based upon the net asset value of the fund reflecting all underlying investments, including fully benefit-responsive contracts, at fair value. This common trust fund invests in short-term and long-term conventional and synthetic investment contracts issued by insurance companies and other institutions that meet the high credit quality standards established by the Trustee.
Adoption of New Accounting Standard
The Plan retroactively adopted Financial Accounting Standards Board (FASB) Staff Position AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by the Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (“the FSP”) in 2006. Pursuant to the adoption of the FSP, fully benefit-responsive investment contracts included in the underlying investments of common collective trust funds in which the Plan holds an interest are to be presented at fair value. In addition, any material difference between the fair value of these investments and their contract value is to be presented as a separate adjustment line in the statement of net assets available for benefits, because contract value remains the relevant measurement attribute for that portion of the net assets available for benefits attributable to fully benefit-responsive contracts. The adoption of the FSP had no impact on the net assets available for benefits as of December 31, 2006 or 2005. The net depreciation reported in the statement of

APTARGROUP, INC.
PROFIT SHARING AND SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2006 AND 2005
changes in net assets available for benefits was also not impacted by the adoption of the FSP, as the amount reflects the contract value of fully benefit responsive contracts held directly or indirectly by the Plan.
Management has determined that the estimated fair value of the Plan’s indirect investments in fully benefit-responsive contracts as of December 31, 2006 and 2005 approximates contract value. Accordingly, the statements of net assets available for benefit reflect no adjustment for the difference between net assets with all investments at fair value and net assets available for benefits.
Contributions
Employer and employee contributions are invested directly in appropriate funds based upon employee elections made at the date of enrollment or through authorized changes in elections.
Plan Transfers
Participant contributions included in the Statement of Changes in Net Assets in the amount of $381,064 were transferred to the Plan as a result of the employee rollover provision of the Plan during 2006.
Payment of Benefits
Benefits are recorded when paid.
Use of Estimates
The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of net assets and changes thereto. Actual amounts could differ from those estimates.
Security Transactions and Investment Income
Purchases and sales of securities, including related gains and losses, are recorded as of the trade date. Unsettled security investments represent transactions entered into prior to the end of the accounting period for which cash settlement is made in a subsequent period. Interest income is recorded when earned. Dividend income is recorded on the ex-dividend date. Capital gain distributions are included in dividend income. In accordance with the policy of stating investments at current value, net appreciation or depreciation is reflected in the Statement of Changes in Net Assets Available for Benefits. This net appreciation or depreciation consists of realized and unrealized gains and losses. Realized losses and gains are calculated as the difference between proceeds from a sales transaction and cost determined on

APTARGROUP, INC.
PROFIT SHARING AND SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2006 AND 2005
an average basis. Unrealized losses and gains are calculated as the change in the fair value between the beginning of the year (or purchase date if later) and the end of the year.
Trustee and Administrative Expenses
Expenses incurred in the administration of the Plan and Marquette Investment Manager fees are paid by the Plan through Plan forfeitures, except for loan service fees, which are paid by the Participants. Certain other costs of plan administration were paid by the Company.
NOTE 3 – PARTY-IN-INTEREST TRANSACTIONS
Parties-in-interest are defined under Department of Labor regulations as any fiduciary of the Plan, any party rendering services to the Plan, the Company, and certain others. The Plan allows participants to invest their account balances in the AptarGroup Stock Fund. At December 31, 2006 and 2005, the Plan had $11,397,212 and $10,284,496, respectively, invested in Employer Stock through a unitized investment fund managed by the trustee. The Plan held 193,042 and 197,021 shares of Employer stock as of December 31, 2006 and 2005, respectively. Dividends were paid on these shares in the amount of $172,125 during the year ended December 31, 2006. These transactions also qualify as party-in-interest transactions.
Additionally, certain Plan investments are shares of mutual funds, a money market fund, or a common trust fund managed by the trustee or Fidelity Investments. Fidelity Investments is an affiliate of Fidelity Management Trust Company, the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions.
The Plan also allows Participants to take loans from their accounts in the Plan. These investments also qualify as party-in-interest and totaled $2,033,820 and $1,947,724 at December 31, 2006 and 2005, respectively.
Fees paid by the Plan to the Trustee for loan services amounted to $12,678 for the year ended December 31, 2006. Fees paid by the Plan through Plan forfeitures to the Trustee and Marquette Investment Manager for trustee and investment management fees amounted to $11,895 and $20,500, respectively, for the year ended December 31, 2006. These transactions are not prohibited transactions as defined under the Employee Retirement Income Security Act of 1974 (“ERISA”).

APTARGROUP, INC.
PROFIT SHARING AND SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2006 AND 2005
NOTE 4 – FEDERAL INCOME TAX STATUS
The Internal Revenue Service has determined and informed the Company by a letter dated April 4, 2002 that the Plan is designed in accordance with applicable sections of the IRC. The Plan has been amended since receiving the determination letter. However, the Plan administrator believes that the Plan is designed and continues to be operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income taxes has been included in the Plan’s financial statements.
NOTE 5 – RISKS AND UNCERTAINTIES
Investment securities are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect Participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits and the Statement of Changes in Net Assets Available for Benefits.
NOTE 6 – AMENDMENT AND TERMINATION OF PLAN
The Plan may be amended at any time by the Company. However, no amendment may adversely affect the current rights of the Participants in the Plan with respect to contributions made prior to the date of the amendment.
Although it has not expressed any intent to do so, the Company reserves the right to discontinue Employer contributions or to terminate the Plan at any time. In the event of a partial or complete termination of the Plan, all Participants with respect to whom the Plan is being terminated shall be fully vested in their accounts as of the date of the termination of the Plan. If a Participant remains an employee of the Company or its affiliates following the termination of the Plan, his benefits shall remain in the Trust until his severance from service and then shall be paid to him in accordance with the provisions of the Plan.
The Plan is subject to the provisions of ERISA applicable to defined contribution plans. Since the Plan provides for an individual account for each Participant and for benefits based solely on the amount contributed to the Participant’s account and any income, expenses, gains and losses attributed thereto, its benefits are not insured by the Pension Benefit Guaranty Corporation pursuant to Title IV of ERISA.

APTARGROUP, INC.
PROFIT SHARING AND SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2006 AND 2005
NOTE 7 – INVESTMENTS
The fair values of individual investments that represent 5% or more of the Plan’s net assets are as follows:

	December 31,
	2006	2005
Investments at estimated fair value
Money Market Fund
Fidelity Retirement Government
Money Market Portfolio	$10,534,139	$11,019,773

Common Trust Fund
Fidelity Managed Income Portfolio	5,325,135	5,499,809

Investments at fair value, based on quoted prices
Common Stock Fund
AptarGroup, Inc. Common Stock	11,397,212	10,284,496

Mutual Funds
Fidelity Magellan Fund	22,771,233	22,496,927

Fidelity Growth and Income Portfolio	15,119,196	14,476,030

Fidelity Diversified International Fund	9,640,198	6,284,853
During 2006, the Plan’s investments (bought, sold and held during the year) depreciated in value by $2,370,159. Mutual funds accounted for $3,795,493 of the depreciation and AptarGroup, Inc. common stock accounted for $1,425,334 of the appreciation, respectively.

Schedule H, Line 4i
APTARGROUP, INC.
PROFIT SHARING AND SAVINGS PLAN
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AT DECEMBER 31, 2006

Name of plan sponsor:	AptarGroup, Inc.
Employer identification number:	36-3853103
Three-digit plan number:	002

			Description
	Issuer	Identity of Issue	of Investment	Cost**	Fair Value
Common Stock
*	AptarGroup, Inc.	Common Stock	Common Stock		$11,397,212

Mutual Funds
	PIMCO	Total Return Fund Administrative Class	Mutual Fund		1,205,912
*	Fidelity Investments	Magellan Fund	Mutual Fund		22,771,233
*	Fidelity Investments	Growth and Income Portfolio	Mutual Fund		15,119,196
*	Fidelity Investments	Diversified International Fund	Mutual Fund		9,640,198
*	Fidelity Investments	Asset Manager Fund	Mutual Fund		3,116,887
*	Fidelity Investments	Small Cap Independence Fund	Mutual Fund		3,527,319
*	Fidelity Investments	Freedom Income Fund	Mutual Fund		188,892
*	Fidelity Investments	Freedom 2000 Fund	Mutual Fund		450
*	Fidelity Investments	Freedom 2010 Fund	Mutual Fund		1,465,106
*	Fidelity Investments	Freedom 2020 Fund	Mutual Fund		602,490
*	Fidelity Investments	Freedom 2030 Fund	Mutual Fund		218,446
*	Fidelity Investments	Freedom 2040 Fund	Mutual Fund		199,549
*	Fidelity Investments	Freedom 2005 Fund	Mutual Fund		3,215
*	Fidelity Investments	Freedom 2015 Fund	Mutual Fund		447,628

Name of plan sponsor:	AptarGroup, Inc.
Employer identification number:	36-3853103
Three-digit plan number:	002

			Description
	Issuer	Identity of Issue	of Investment	Cost**	Fair Value

*	Fidelity Investments	Freedom 2025 Fund	Mutual Fund		$456,869
*	Fidelity Investments	Freedom 2035 Fund	Mutual Fund		184,898

Money Market Funds
*	Fidelity Management Trust Company	Retirement Government Money Market Portfolio	Money Market Fund		10,534,139
*	Fidelity Management Trust Company	Common Stock Fund	Money Market Fund		1,710

Common Trust Funds
*	Fidelity Management Trust Company	Managed Income Portfolio	Common Trust Fund		5,325,135

Other Investments
*	Plan participants Participant Loans — Range of interest rates 5.00-9.25%				2,033,820

					$88,440,304

* Party-in-interest
**	Investments are participant-directed. Cost is not required to be presented.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, AptarGroup, Inc., as plan administrator, has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

AptarGroup, Inc. Profit Sharing and Savings Plan

By:	AptarGroup, Inc., as Plan Administrator

By:	/s/ Lawrence Lowrimore Lawrence Lowrimore Vice President-Human Resources
June 26, 2007

INDEX OF EXHIBITS

Exhibit
Number	Description

23.1 *	Consent of Independent Registered Public Accounting Firm.

*	Filed herewith.